Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.
Subject Company: NPS Pharmaceuticals, Inc.
Enzon Pharmaceuticals, Inc.
Commission File No. 000-23272

The following newsletter was distributed to employees of NPS Pharmaceuticals, Inc. and Enzon Pharmaceuticals, Inc. on May 2, 2003.

Our integration teams are still hard at work. In this edition of The Week in Review, be sure to see the latest on additional information resources available to employees.

The Week in Review………………

R&D
The overall R&D team and the 2 sub-teams have addressed their Action Plans for review and discussion at a two-day meeting in Salt Lake City the week of April 28. Additionally, research project posters are now available for viewing at all R&D sites -Piscataway, NJ, Salt Lake City, UT and Toronto, Canada.

HR
The HR Team continues to look at benchmarking benefits and policies. In addition, the team is looking at HR information systems and software to help integrate their databases.

Finance
Finance has decided upon software providers for payroll and general ledger systems, seeking a seamless transition for payroll and financial reporting.

IT

IT has been working to facilitate projects with Finance, for which the team has acquired the necessary hardware, software, and the vendor’s project plan. The team is in the process of ordering additional hardware for these projects as well. Additionally, IT is in the process of unveiling a Momentum communications portal to facilitate common access to information on the merger.

Legal
Legal received the SEC’s comments regarding the S-4 registration statement and is currently working with the SEC towards approval of the final S-4/proxy.

Commercial Operations
Sales and Marketing and Business Development functions at NPS met with their counterparts at Enzon in Bridgewater this past week to discuss their current processes and activities. The Commercial Operations team is working on plans to maximize on the combined company’s opportunities in the future.

Operations
The Operation’s team leader, Ralph del Campo, has been reviewing the Action Plan with members of his team to initiate facility–related activities and evaluation. The Quality/Compliance cross-functional team continues to exchange information regarding quality, compliance, and regulatory functions at each site in preparation for the merger.

Corporate Communications
Corporate Communications drafted and distributed the next “Week In Review” to employees and has been working with IT to compile information for the Momentum communications portal as well as a post-merger Intranet site. Employee feedback and questions continue to be accumulated for inclusion in next month’s edition of the newsletter.

Your questions are always welcome – please e-mail investor@enzon.com

Cautionary Statement for the Purpose of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results, integration efforts, including the schedules relating to such efforts, and the anticipated results of integration efforts, which include matters related to benefit plans, accounting and finance policies, and information technology. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

          In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

          Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.